UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended

Commission File Number

Cybin Inc.

(Exact name of Registrant as specified in its charter)

Ontario	2834	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

100 King Street West, Suite 5600

Toronto, Ontario, Canada M5X 1C9

(908) 764-8385

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

1015 15th Street N.W., Suite 1000

Washington, DC 20005

(202) 572-3133

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	CYBN	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☐   Yes    ☒   No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     ☐   Yes     ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐

EXPLANATORY NOTE

Cybin Inc. (the “Company”, the “Registrant”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement of the Registrant may contain “forward-looking information” or “forward-looking statements” within the meaning of applicable securities laws (collectively referred to herein as “forward-looking statements”). All statements other than statements of historical fact, including, without limitation, those regarding the future financial position and results of operations, strategy, plans, objectives, goals, targets and future developments of the Registrant in the markets where the Registrant participates or is seeking to participate, and any statements preceded by, followed by or that include the words “considers”, “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology, are forward-looking statements. These statements reflect management’s beliefs with respect to future events and are based on information available to management as of the respective dates set forth in the Exhibits incorporated by reference into this Registration Statement, including reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believed to be relevant as at the date such statements were made. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including, without limitation, those described in the Registrant’s Annual Information Form for the year ended March 31, 2021, attached hereto as Exhibit 99.99.

The Registrant and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Although the Registrant believes that the expectations reflected in the forward-looking statements were reasonable as of the time such forward-looking statements were made, it can give no assurance that such expectations will prove to have been correct. The Registrant and management assume no obligation to update or revise them to reflect new events or circumstances except as required by applicable securities laws.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its consolidated financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.106 inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibits 99.109 through 99.110 as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “Description of Capital Structure” in the Registrant’s Annual Information Form for the year ended March 31, 2021, attached hereto as Exhibit 99.99.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on March 31, 2021, based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.2575.

CONTRACTUAL OBLIGATIONS

The following table lists, as of March 31, 2021, information with respect to the Registrant’s known contractual obligations (in thousands):

	Payments due by period
Contractual Obligations	Total	Less than 1 year		1-3 years		3-5 years	More than 5 years
Feasibility Studies	$178,000	$178,000	[1]	—		—	—
Pre-Clinical Studies	$6,461,000	—		$6,461,000	[2]	—	—

Total	$6,639,000	$178,000		$6,461,000		—	—

(1)

On July 3, 2020, Cybin Corp. entered into a feasibility agreement (the “IntelGenx Agreement”) with IntelGenx Corp. (“IntelGenx”). IntelGenx is a Toronto Stock Exchange listed drug delivery company that owns patented and trade secret proprietary technology related to film-based drug delivery systems, including orally soluble film strips containing active pharmaceutical ingredients. The Company is committed to fund an additional $178,000 for research and development, of which $60,000 was paid by March 31, 2021.

(2)

As at March 31, 2021, the Company had also entered into agreements for preclinical studies which may require the Company to spend up to $6,461. The Company expects to pay this amount within the next 18 months, however the timing and certainty of the payments are contingent on availability of materials and successful completion of certain milestones.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Cybin Inc.

	By:	/s/ Greg Cavers
Name: Greg Cavers
Date: July 26, 2021		Title: Chief Financial Officer

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.1	Management’s Discussion and Analysis of Clarmin Explorations Inc. for the three months ended April 30, 2020

99.2	Condensed Interim Financial Statements of Clarmin Explorations Inc. for the three and nine months ended April 30, 2020 and 2019 (Unaudited)

99.3	Certification of Interim Filings Venture Issuer Basic Certificate of Clarmin Explorations Inc. in connection with filing of interim financial statements and interim MD&A by CFO dated June 25, 2020

99.4	Certification of Interim Filings Venture Issuer Basic Certificate of Clarmin Explorations Inc. in connection with filing of interim financial statements and interim MD&A by CEO dated June 25, 2020

99.5	News Release dated June 29, 2020

99.6	Voting Instruction Form of Clarmin Explorations Inc. for Annual and Special Meeting to be held on August 13, 2020

99.7	Form of Proxy of Clarmin Explorations Inc. for Annual and Special Meeting to be held on August 13, 2020

99.8	Clarmin Explorations Inc. Notice of Annual and Special Meeting of Shareholders and Management Information Circular to be held on August 13, 2020

99.9	Certificate regarding meeting of the shareholders of Clarmin Explorations Inc. to be held on August 13, 2020

99.10	Amalgamation Agreement dated June 26, 2020

99.11	Agency Agreement dated October 19, 2020

99.12	Material Change Report dated October 29, 2020

99.13	News Release dated October 19, 2020

99.14	Management’s Discussion and Analysis of Clarmin Explorations Inc. for the year ended July 31, 2020

99.15	Consolidated Financial Statements of Clarmin Explorations Inc. for the years ended July 31, 2020 and 2019 (Audited)

99.16	Certification of Annual Filings Venture Issuer Basic Certificate of Clarmin Explorations Inc. in connection with filing of annual financial statements and annual MD&A by CFO dated November 4, 2020

99.17	Certification of Annual Filings Venture Issuer Basic Certificate of Clarmin Explorations Inc. in connection with filing of annual financial statements and annual MD&A by CEO dated November 4, 2020

99.18	News Release dated November 5, 2020

99.19	Articles of Continuance of Cybin Inc. dated November 4, 2020

99.20	By-law No. 1 of Cybin Inc. dated November 5, 2020

99.21	Equity Incentive Plan of Cybin Inc. dated November 5, 2020

99.22	Escrow Agreement dated November 5, 2020

99.23	Listing Statement of Cybin Inc. dated November 9, 2020

99.24	Feasibility Study Agreement dated July 3, 2020

Exhibit	Description

99.25	Memorandum of Understanding dated July 16, 2020

99.26	Material Change Report dated November 11, 2020

99.27	Notice of Change in Corporate Structure dated November 11, 2020

99.28	Notice of Change of Status dated November 11, 2020

99.29	Cybin Corp. Condensed Interim Consolidated Financial Statements for the three and six months ended September 30, 2020 (Unaudited)

99.30	Material Change Report dated December 8, 2020

99.31	News Release dated December 7, 2020

99.32	News Release dated December 14, 2020

99.33	Notice Declaring Intention to be Qualified Under National Instrument 44-101 Short Form Prospectus Distributions dated December 14, 2020

99.34	Contribution Agreement dated December 4, 2020

99.35	Support Agreement dated December 14, 2020

99.36	Material Change Report dated December 22, 2020

99.37	Management’s Discussion and Analysis of Cybin Inc. for the three months ended October 31, 2020

99.38	Condensed Interim Consolidated Financial Statements of Cybin Inc. for the three months ended October 31, 2020 and 2019 (Unaudited)

99.39	Certification of Interim Filings Venture Issuer Basic Certificate of Cybin Inc. in connection with filing of interim financial statements and interim MD&A by CFO dated December 29, 2020

99.40	Certification of Interim Filings Venture Issuer Basic Certificate of Cybin Inc. in connection with filing of interim financial statements and interim MD&A by CEO dated December 29, 2020

99.41	News Release dated December 29, 2020

99.42	News Release dated January 6, 2021

99.43	News Release dated January 11, 2021

99.44	News Release dated January 11, 2021

99.45	News Release dated January 18, 2021

99.46	News Release dated January 19, 2021

99.47	Material Change Report dated January 19, 2021

99.48	Cybin Corp. Management’s Discussion and Analysis of Financial Condition and Operating Performance for the three and six months ended September 30, 2020

99.49	Business Acquisition Report dated January 22, 2021

99.50	Annual Information Form of Cybin Inc. for the year ended March 31, 2020

99.51	Certification of Annual Filings in Connection with Voluntarily Filed AIF of Cybin Inc. by CFO dated January 22, 2021

99.52	Certification of Annual Filings in Connection with Voluntarily Filed AIF of Cybin Inc. by CEO dated January 22, 2021

99.53	Underwriting Agreement dated January 22, 2021

99.54	News Release dated January 27, 2021

Exhibit	Description

99.55	News Release dated February 4, 2021

99.56	Warrant Indenture dated February 4, 2021

99.57	News Release dated February 11, 2021

99.58	Management’s Discussion and Analysis of Cybin Inc. for the three and nine months ended December 31, 2020

99.59	Interim Condensed Consolidated Financial Statements of Cybin Inc. for the three months ended December 31, 2020 (Unaudited)

99.60	Certification of Interim Filings Following an Initial Public Offering, Reverse Takeover or becoming a Non-Venture Issuer of Cybin Inc. in connection with filing of interim financial statements and interim MD&A by CFO dated February 16, 2021

99.61	Certification of Interim Filings Following an Initial Public Offering, Reverse Takeover or becoming a Non-Venture Issuer of Cybin Inc. in connection with filing of interim financial statements and interim MD&A by CEO dated February 16, 2021

99.62	News Release dated February 16, 2021

99.63	News Release dated March 3, 2021

99.64	News Release dated March 8, 2021

99.65	News Release dated March 9, 2021

99.66	News Release dated March 10, 2021

99.67	News Release dated March 15, 2021

99.68	News Release dated March 16, 2021

99.69	News Release dated March 17, 2021

99.70	News Release dated March 22, 2021

99.71	News Release dated March 30, 2021

99.72	Notice of Meeting and Record Date to be held on May 21, 2021

99.73	News Release dated April 13, 2021

99.74	News Release dated April 19, 2021

99.75	News Release dated April 19, 2021

99.76	News Release dated April 21, 2021

99.77	News Release dated April 26, 2021

99.78	Cybin Inc. Notice of Special Meeting of Shareholders to be held on May 21, 2021

99.79	Cybin Inc. Notice of Special Meeting of Shareholders and Management Information Circular to be held on May 21, 2021

99.80	Form of Proxy of Cybin Inc. for Special Meeting to be held on May 21, 2021

99.81	News Release dated May 6, 2021

99.82	News Release dated May 18, 2021

99.83	News Release dated May 20, 2021

99.84	Report of Voting Results

99.85	News Release dated May 26, 2021

Exhibit	Description

99.86	News Release dated May 28, 2021

99.87	News Release dated June 1, 2021

99.88	News Release dated June 2, 2021

99.89	News Release dated June 8, 2021

99.90	Notice of Meeting and Record Date to be held on August 16, 2021

99.91	News Release dated June 11, 2021

99.92	News Release dated June 16, 2021

99.93	News Release dated June 18, 2021

99.94	News Release dated June 22, 2021

99.95	News Release dated June 24, 2021

99.96	News Release dated June 25, 2021

99.97	Consolidated Financial Statements of Cybin Inc. for the year ended March 31, 2021 (audited)

99.98	Management’s Discussion and Analysis of Cybin Inc. for the year ended March 31, 2021

99.99	Annual Information Form of Cybin Inc. for the year ended March 31, 2021

99.100	Certification of Annual Filings Full Certificate of Cybin Inc. in connection with filing of annual financial statements and annual MD&A by CFO dated June 28, 2021

99.101	Certification of Annual Filings Full Certificate of Cybin Inc. in connection with filing of annual financial statements and annual MD&A by CEO dated June 28, 2021

99.102	News Release dated June 28, 2021

99.103	News Release dated June 28, 2021

99.104	News Release dated July 6, 2021

99.105	News Release dated July 8, 2021

99.106	News Release dated July 9, 2021

99.107	News Release dated July 13, 2021

99.108	News Release dated July 21, 2021

99.109	Consent of Zeifmans LLP

99.110	Consent of Baker Tilly WM LLP